Filed Pursuant to Rule 424(b)(3)

Registration No. 333-116146

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated November 18, 2004)

INTELLISYNC CORPORATION

$60,000,000 3% Convertible Senior Notes due March 1, 2009 and the

Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 2 relates to the resale by selling securityholders of Intellisync Corporation’s 3% Convertible Senior Notes due March 1, 2009 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement no. 2 in conjunction with the prospectus contained in the Registration Statement on Form S-3, as amended, of Intellisync Corporation filed with the Securities and Exchange Commission. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supercedes information contained in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in the notes or the common stock offered in the prospectus involves risk. Beginning on page 4 of the prospectus, we have listed several “Risk Factors” which you should consider. You should read the entire prospectus carefully before you make your investment decision.

The table under the caption “Selling Securityholders” on page 27 of the prospectus is hereby amended and restated in its entirety as set forth below and reflects updated information as to certain selling securityholders named below.

SELLING SECURITYHOLDERS

The notes were originally issued to and resold by Morgan Stanley & Co. Incorporated, CIBC World Markets and Needham & Company, Inc. in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock into which the notes are convertible. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees, donees or successors.

The table below sets forth the name of each selling securityholder, the principal amount of notes at maturity that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which the notes are convertible. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

We have prepared the table based on information given to us by the selling securityholders on or before January 4, 2005. Because the selling securityholders may offer, pursuant to this prospectus, all or some portion of the notes or common stock listed below, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling stockholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Common Stock Issuable Upon Conversion of the Notes that May be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)	Number of Shares of Common Stock Beneficially Owned after the Offering(3)	Natural Person(s) with Voting or Investment Power
Argent Classic Convertible Arbitrage Fund (Bermuda) LTD	$2,030,000	3.0%	507,500	*	0	Nathanial Brown & Robert Richardson
Argent Classic Convertible Arbitrage Fund L.P.	560,000	*	140,000	*	0	Nathanial Brown & Robert Richardson
Argent Classic Convertible Arbitrage Fund II, L.P.	140,000	*	35,000	*	0	Nathanial Brown & Robert Richardson
Basso Holdings LTD	1,263,000	2.1%	315,750	*	0	(4)
Basso Multi-Strategy Holdings Fund LTD	1,962,000	3.2%	490,500	*	0	(5)
BNP Paribas Equity Strategies, SNC†	1,752,000	2.9%	438,000	*	0	Christian Menestrier
Calamos Market Neutral Fund-Calamos Investment Trust	2,000,000	3.0%	500,000	*	0	Nick Calamos
CNH CA Master Account LLP	1,000,000	1.6%	250,000	*	0	(6)
Context Convertible Arbitrage Fund, LP	2,325,000	3.5%	581,250	*	0	William Fertig & Michael Rosen
Context Convertible Arbitrage Offshore, LTD	4,975,000	8.2%	1,243,750	1.8%	0	William Fertig & Michael Rosen
CooperNeff Convertible Strategies (Cayman) Master Fund L.P.	1,725,000	2.8%	431,250	*	0	Christian Menestrier
Deephaven Domestic Convertible Trading Ltd. †	2,706,000	4.5%	676,500	1.0%	0	Colin Smith
Fidelity Puritan: Fidelity Balanced Fund†	1,000,000	1.6%	250,000	*	0	(7)
Grace Convertible Arbitrage Fund LTD†	1,000,000	1.6%	250,000	*	0	Bradford Whitmore & Michael Brailiv
Lyxor/Context Fund LTD†	350,000	*	87,500	*	0	William Fertig & Michael Rosen
Lyxor/Convertible Arbitrage Fund Limited	304,000	*	76,000	*	0	Christian Menestrier
National Bank of Canada†	450,000	*	112,500	*	0	William Fertig & Michael Rosen
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.†	2,250,000	3.7%	562,500	*	0	Robin R. Shah & Alexander C. Robinson
Royal Bank of Canada (Norshield)†	350,000	*	87,500	*	0	William Fertig & Michael Rosen
Singlehedge US Convertible Arbitrage Fund	460,000	*	115,000	*	0	Christian Menestrier
Sphinx Convertible Arbitrage Fund SPC	44,000	*	11,000	*	0	Colin Smith
Sturgeon Limited	359,000	*	89,750	*	0	Christian Menestrier
Sunrise Partners Limited Partnership †	11,400,000	19.0%	2,850,000	4.3%	0	S. Donald Sussman
Tenor Opportunity Master Fund, LTD.	1,000,000	1.6%	250,000	*	0	Robin R. Shah & Alexander C. Robinson
Tribeca Investments LTD.	6,100,000	10.1%	1,525,000	2.3%	0	Steven Qian
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master LTD.	1,500,000	2.5%	375,000	*	0	(8)
Univest Convertible Arbitrage Fund II LTD (Norshield)	225,000	*	56,250	*	0	William Fertig & Michael Rosen
Waterstone Market Neutral Mac 51, Ltd.	334,000	*	83,500	*	0	Shawn Bergerson
Waterstone Market Neutral MasterFund, Ltd.	1,166,000	1.7%	291,500	*	0	Shawn Bergerson
Xavex Convertible Arbitrage 10 Fund	270,000	*	67,500	*	0	Nathanial Brown & Robert Richardson
Any other holders of notes or future transferees, pledgees or donees of or from any such holder (9)	9,000,000	15.0%	2,250,000	3.3%	(10)	—

*	Less than one percent (1%).

†	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Assumes conversion of all of the securityholder’s notes at a conversion rate of 250.0000 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 66,197,675 shares of our common stock outstanding as of the close of business on October 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	For the purposes of computing the number of notes and shares to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(4)	Basso Capital Management, L.P. is the investment manager for Basso Holdings Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management, L.P.

(5)	Basso Asset Management, L.P. is the investment manager for Basso Multi-Strategy Holding Fund Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management, L.P.

(6)	CNH Partners, LLC is the investment advisor for the selling securityholder and has sole voting and dispositive power over registrable securities. Investment principals for the investment advisor are Robert Krail, Mark Mitchell and Todd Pulvins.

(7)	Fidelity Management & Research Company, or FMR Co. is the investment advisor for the selling securityholder. FMR Co. is a wholly owned subsidiary of FMR Corp., of which Edward C. Johnson 3d is Chairman. The selling securityholder has informed us that Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the selling securityholder each has sole dispositive power over the registrable securities. The selling securityholder has informed us that the sole power to vote or direct the voting of the registrable securities resides with the board of trustees of the selling securityholder.

(8)	The selling securityholder has informed us that there are no natural persons with voting or investment power over the notes and common stock issuable upon conversion of the notes and that UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is traded on the New York Stock Exchange.

(9)	Information concerning other selling securityholders will be set forth in supplements to this prospectus from time to time, if required.

(10)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

This prospectus may be used only by the selling securityholders identified above, and their transferees, pledgees or successors, to sell the securities set forth opposite each such selling securityholder’s name in the foregoing table. This prospectus may not be used by any selling securityholder not named in this prospectus, including transferees, pledgees or donees of the selling securityholders named above, prior to the effectiveness of the registration statement, of which this prospectus is a part. Prior to any use of this prospectus in connection with an offering of the notes and/or the common stock issuable upon conversion of the notes by any unnamed securityholder or future transferees, pledgees or donees from such unnamed securityholders, the registration statement, of which this prospectus is a part, will be amended, as required, to set forth the name and other information about such selling securityholder. Additional information for the named securityholders and the information for transferees, pledgees or donees of the named securityholders will be provided by supplements to this prospectus, absent circumstances indicating the change is material. The supplement or amendment will also disclose whether any securityholder selling in connection with such supplement or amendment has held any position or office with, been employed by or otherwise had a material relationship with, us or any of our affiliates during the three years prior to the date of the supplement or amendment if such information has not been previously disclosed.

The date of this prospectus supplement is January 6, 2005.